SECURITIES AND EXCHANGE COMMISSION
                          Washington, State D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 11)*

                          Amylin Pharmaceuticals, Inc.
                                (Name of Issuer)

                         Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                   032346108
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 22, 2010
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                AMENDMENT NO. 11

Item 1. Security and Issuer

The Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons on May 22, 2008 (as amended, the "Initial 13D"), as amended by amendment No. 1 filed on September 12, 2009, amendment no. 2 filed on January 29, 2009, amendment no. 3 filed on January 30, 2009, amendment no. 4 filed on February 5, 2009, amendment no. 5 filed on April 9, 2009, amendment no. 6 filed on April 16, 2009, amendment no. 7 filed on April 21, 2009, amendment no. 8 filed on April 22, 2009 , amendment no. 9 filed on April 30, 2009 and amendment no. 10 filed on May 14, 2009 thereto, with respect to the shares of Common Stock, par value $.001 (the "Shares"), issued by Amylin Pharmaceuticals, Inc., (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D. The address of the principal executive offices of the Issuer is 9360 Towne Centre Drive, San Diego, California 92121.

Item 4. Purpose of Transaction

Item 4 is here by amended by the addition of the following:

Recently, representatives of the Reporting Persons have spoken either directly or indirectly with Board members and officers of Issuer and have been assured that a sufficient number of Board members are in favor of, and will vote at their upcoming Board meeting to re-nominate each of the twelve incumbent directors, including Alexander Denner and M. Kathleen Behrens, as the Board's slate of director nominees at the Issuer's 2010 Annual Meeting of Stockholders. Based upon these assurances that the Board will nominate Dr. Denner and Ms Behrens and given that Reporting Persons believe that the Board of Directors is functioning more satisfactorily than in the past, the Reporting Persons have determined not to give notice of their intent to nominate persons for election to the Board of Directors at the 2010 Annual Meeting.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January  25,  2010


ICAHN  PARTNERS  MASTER  FUND  LP

     By:  /s/  Edward  E.  Mattner
         -------------------------
         Name:  Edward  E.  Mattner
         Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  II  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  MASTER  FUND  III  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  OFFSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  PARTNERS  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  ONSHORE  LP

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory



               [Signature Page of Schedule 13D Amendment No. 11 -
                         Amylin Pharmaceuticals, Inc.]

ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

       By:  /s/  Dominick  Ragone
            ---------------------
            Name:  Dominick  Ragone
            Title:  Chief  Financial  Officer

IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

       By:  /s/  Dominick  Ragone
            ---------------------
            Name:  Dominick  Ragone
            Title:  Chief  Financial  Officer


ICAHN  ENTERPRISES  HOLDINGS  L.P.
     By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner

       By:  /s/  Dominick  Ragone
            ---------------------
            Name:  Dominick  Ragone
            Title:  Chief  Financial  Officer



               [Signature Page of Schedule 13D Amendment No. 11 -
                         Amylin Pharmaceuticals, Inc.]

ICAHN  ENTERPRISES  G.P.  INC.

By:  /s/  Dominick  Ragone
     ---------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer


BECKTON  CORP.

By:  /s/  Edward  E.  Mattner
     ------------------------
     Name:  Edward  E.  Mattner
     Title:  Authorized  Signatory














               [Signature Page of Schedule 13D Amendment No. 11 -
                         Amylin Pharmaceuticals, Inc.]

Dated:  January  25,  2010










/s/ Carl C. Icahn
-----------------
CARL  C.  ICAHN







               [Signature Page of Schedule 13D Amendment No. 11 -
                         Amylin Pharmaceuticals, Inc.]